UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

___________________________

FORM 1-U

CURRENT REPORT

Pursuant Regulation A of the Securities Act of 1933

March 23, 2018

(Date of Report (Date of earliest event reported))

FUNDRISE FOR-SALE HOUSING eFUND - LOS ANGELES CA, LLC

(Exact name of registrant as specified in its charter)

Delaware	61-1775059
(State or other jurisdiction	(IRS Employer
of incorporation)	Identification No.)

1601 Connecticut Ave., Suite 300, Washington, DC	20009
(Address of principal executive offices)	(ZIP Code)

(202) 584-0550

(Registrant’s telephone number, including area code)

Common Shares

(Title of each class of securities issued pursuant to Regulation A)

Item 9.                Other Events

Asset Acquisition

Acquisition of Controlled Subsidiary Investment – Fundrise eFUND – CNP 36, LLC - Controlled Subsidiary

On March 23, 2018, we directly acquired ownership of a “majority-owned subsidiary” (the “Fundrise eFUND – CNP 36, LLC - Controlled Subsidiary”), for an initial purchase price, including closing costs of $1,152,344 which is the initial stated value of our equity interest in the Fundrise eFUND – CNP 36, LLC - Controlled Subsidiary (the “CNP 36, LLC Investment”). The Fundrise eFUND – CNP 36, LLC - Controlled Subsidiary used the proceeds to acquire an existing 1,211 square foot single family home located on a 7,500 square foot lot in the Palms/Culver City neighborhood of Los Angeles (the “CNP 36, LLC Property”). The closing of both the CNP 36, LLC Investment and the CNP 36, LLC Property occurred concurrently. We are currently under contract to close an adjacent 843 square foot single family home in the next 30 days. We plan on combining the two lots to achieve an anticipated lot size of approximately 15,000 square feet.

The CNP 36, LLC Investment was funded with $800,000 in proceeds from that certain Promissory Grid Note by and between us and the sponsor, and the remaining amount was funded with proceeds from our Offering.

The Fundrise eFUND – CNP 36, LLC - Controlled Subsidiary is managed by us. The controlled subsidiary may transfer or turn into a joint venture in the future.

Pursuant to the agreements governing the CNP 36, LLC Investment (the “CNP 36, LLC Operative Agreements”), we have full authority for the management of the Fundrise eFUND – CNP 36, LLC - Controlled Subsidiary, including the CNP 36, LLC Property. In addition, an affiliate of our Manager earned an origination fee of approximately 2.0% of the CNP 36, LLC Investment, paid directly by the Fundrise eFUND – CNP 36, LLC - Controlled Subsidiary. We anticipate retaining these control rights if the controlled subsidiary is contributed or turned into a joint venture structure in the future.

In addition to the purchase price of $1,152,344, we anticipate closing on an additional adjacent lot for approximately $1,400,000 in the next 30 days. We anticipate additional costs to complete entitlement approvals yielding twelve small lot homes. The business plan then entails selling the property upon completion of entitlements. There can be no assurance that the anticipated completion cost will be achieved.

The CNP 36, LLC Investment thesis is based primarily upon the site’s improving location, physical barriers to entry, basis and market sales for entitled small lot land in the immediate submarket. The Palms/Culver City is considered to be a well-located, attractive neighborhood that has achieved strong single-family home price appreciation. According to Redfin, as of February 2018, the median sale price of the immediate neighborhood increased year over year by 17.9%.

We believe these strong market fundamentals will continue to make the submarket a desirable investment location.

Safe Harbor Statement

This Current Report on Form 1-U contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”) and Section 21E of the Securities Exchange Act of 1934. You can identify these forward-looking statements by the use of words such as “outlook,” “believes,” “expects,” “potential,” “continues,” “may,” “will,” “should,” “could,” “seeks,” “projects,” “predicts,” “intends,” “plans,” “estimates,” “anticipates” or the negative version of these words or other comparable words. Such forward-looking statements are subject to various risks and uncertainties, including those described under the section entitled “Risk Factors” in our Offering Statement on Form 1-A dated May 10, 2017, filed with the Securities and Exchange Commission (“SEC”), as such factors may be updated from time to time in our periodic filings and prospectus supplements filed with the SEC, which are accessible on the SEC’s website at www.sec.gov. Accordingly, there are or will be important factors that could cause actual outcomes or results to differ materially from those indicated in these statements. These factors should not be construed as exhaustive and should be read in conjunction with the other cautionary statements that are included in our filings with the SEC. We undertake no obligation to publicly update or review any forward-looking statement, whether as a result of new information, future developments or otherwise, except as required by law.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FUNDRISE FOR-SALE HOUSING eFUND - LOS ANGELES CA, LLC

By:	Fundrise Advisors, LLC
Its:	Manager

By:	/s/ Bjorn J. Hall
Name:	Bjorn J. Hall
Title:	General Counsel

Date: March 29, 2018